Exhibit 99.1

HUYA Inc. Reports Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results and Announces Dividend Plan

GUANGZHOU, China, March 18, 2025 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Highlights1

•	Total net revenues were RMB1,495.8 million (US$204.9 million) for the fourth quarter of 2024, compared with RMB1,529.8 million for the same period of 2023.

•	Game-related services, advertising and other revenues (formerly known as advertising and other revenues) were RMB371.6 million (US$50.9 million) for the fourth quarter of 2024, compared with RMB186.3 million for the same period of 2023.

•	Net loss attributable to HUYA Inc. was RMB172.2 million (US$23.6 million) for the fourth quarter of 2024, compared with RMB275.0 million for the same period of 2023.

•	Non-GAAP net income attributable to HUYA Inc.[2] was RMB1.2 million (US$0.2 million) for the fourth quarter of 2024, compared with a non-GAAP net loss attributable to HUYA Inc. of RMB189.7 million for the same period of 2023.

•	Average mobile MAUs[3] for the fourth quarter of 2024 was 82.6 million, compared with 85.5 million for the same period of 2023.

Fiscal Year 2024 Highlights

•	Total net revenues for fiscal year 2024 were RMB6,079.1 million (US$832.8 million), compared with RMB6,994.3 million for 2023.

•	Game-related services, advertising and other revenues for fiscal year 2024 were RMB1,333.9 million (US$182.7 million), compared with RMB543.5 million for 2023.

•	Net loss attributable to HUYA Inc. for fiscal year 2024 was RMB48.0 million (US$6.6 million), compared with RMB204.5 million for 2023.

•	Non-GAAP net income attributable to HUYA Inc. for fiscal year 2024 was RMB268.8 million (US$36.8 million), compared with RMB119.1 million for 2023.

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya, commented, “Despite external challenges, we made encouraging strides in 2024, seizing opportunities presented by our strategic transformation and new game launches to drive improvements in overall profitability and deliver positive net cash provided by operating activities for the full year, marking a turnaround from 2023. Notably, as our game distribution and advertising services and in-game item sales businesses expanded, revenues from the game-related services, advertising, and others segment increased by 145.4% year-over-year, reaching RMB1.33 billion in 2024 and accounting for 21.9% of our total net revenues for the year, a substantial rise from 7.8% in the previous year.

“We also continued to elevate our live streaming content ecology and upgrade our technologies and products across the board. Throughout the year, we collaborated with multiple content platforms to bring our high-quality content and services to a broader gamer audience, expanding our market presence and setting the stage for future commercialization initiatives. We also strengthened our edge in e-sports, with our self-organized tournaments leading the market in both scale and influence. Notably, the viewership metrics of the Huya League of Legends Legend Cup series on our platform nearly equaled or even surpassed those of some top-tier licensed e-sports events. Additionally, we launched a set of new features that drove increasing user engagement in e-sports events, such as in-team real-time voice analysis, event data visualization, and “Huya Ratings.” Furthermore, we recently became the first game live streaming platform to fully deploy the DeepSeek-R1 model, pioneering the use of AI within the game live streaming ecosystem.

“Looking ahead, we will further advance our “AI + Live Streaming” strategy by applying AI large models throughout the entire cycle of live streaming content production, distribution, and consumption. We expect that this will improve broadcasters’ content creation efficiency, foster AI-powered digital IP innovation, and facilitate the design of more distinctive virtual streamers. These applications will not only deliver a novel experience for both users and content creators but also drive the live streaming industry towards a “technology-driven” future. Meanwhile, we will deepen our commitment to building a more comprehensive game content and service platform, exploring new opportunities to propel our long-term development and create value for all of our stakeholders,” Mr. Huang concluded.

Mr. Raymond Peng Lei, Acting Co-Chief Executive Officer and Chief Financial Officer of Huya, added, “Revenue from game-related services, advertising and other businesses nearly doubled year-over-year in the game industry’s seasonally slow fourth quarter, bringing our total fourth quarter net revenues to approximately RMB1.5 billion despite the continued impact of the macroeconomic and industry environment on live streaming revenues. The number of paying users4 in the fourth quarter rose year-over-year to 4.5 million, excluding those who made in-game purchases through our game distribution business but did not pay via our platform or related services, demonstrating engagement across our core user base. By rationalizing content costs, we elevated our gross margin to 11.4% for the fourth quarter, significantly higher than the same period last year. Moreover, enhanced operational efficiencies resulted in a 23.8% year-over-year reduction in total operating expenses, further contributing to the improvement in our overall profitability. While driving progress across our operations, we remain dedicated to returning value to our shareholders. Alongside our ongoing share repurchase program, we are pleased to introduce our 2025-2027 Dividend Plan, which is expected to distribute a total of no less than US$400 million to our shareholders over the next three years, underscoring our commitment to enhancing shareholder returns.”

Fourth Quarter 2024 Financial Results

Total net revenues for the fourth quarter of 2024 were RMB1,495.8 million (US$204.9 million), compared with RMB1,529.8 million for the same period of 2023.

Live streaming revenues were RMB1,124.2 million (US$154.0 million) for the fourth quarter of 2024, compared with RMB1,343.5 million for the same period of 2023, primarily due to the continued impact of the macroeconomic and industry environment and the Company’s proactive business adjustments in support of its strategic transformation and prudent operations.

Game-related services, advertising and other revenues were RMB371.6 million (US$50.9 million) for the fourth quarter of 2024, compared with RMB186.3 million for the same period of 2023, primarily due to increased revenues from game distribution and advertising services, as well as in-game item sales, which were mainly attributable to the Company’s deepened cooperation with Tencent and other game companies.

Cost of revenues decreased by 12.5% to RMB1,325.4 million (US$181.6 million) for the fourth quarter of 2024 from RMB1,514.6 million for the same period of 2023, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth and server custody fees.

Revenue sharing fees and content costs decreased by 11.9% to RMB1,159.1 million (US$158.8 million) for the fourth quarter of 2024 from RMB1,316.4 million for the same period of 2023, primarily due to decreased live streaming revenue sharing fees associated with the decline in live streaming revenues as well as lower costs related to licensed e-sports content and in-house produced content, partially offset by increased game-related services, advertising and other revenue sharing fees.

Bandwidth and server custody fees decreased by 32.7% to RMB54.8 million (US$7.5 million) for the fourth quarter of 2024 from RMB81.5 million for the same period of 2023, primarily due to continued technology and management enhancement efforts, as well as favorable pricing terms.

Gross profit was RMB170.5 million (US$23.4 million) for the fourth quarter of 2024, compared with RMB15.2 million for the same period of 2023. Gross margin was 11.4% for the fourth quarter of 2024, compared with 1.0% for the same period of 2023, primarily attributable to decreased revenue sharing fees and content costs as a percentage of total net revenues.

Research and development expenses decreased by 10.0% to RMB123.3 million (US$16.9 million) for the fourth quarter of 2024 from RMB137.0 million for the same period of 2023, primarily due to decreased personnel-related expenses, partially offset by higher share-based compensation expenses.

Sales and marketing expenses decreased by 44.6% to RMB62.8 million (US$8.6 million) for the fourth quarter of 2024 from RMB113.3 million for the same period of 2023, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses decreased by 19.1% to RMB81.1 million (US$11.1 million) for the fourth quarter of 2024 from RMB100.2 million for the same period of 2023, primarily due to decreased provisions and office expenses, partially offset by higher share-based compensation expenses.

Other income was RMB4.0 million (US$0.5 million) for the fourth quarter of 2024, compared with RMB13.1 million for the same period of 2023, primarily attributable to lower government subsidies.

Operating loss was RMB92.7 million (US$12.7 million) for the fourth quarter of 2024, compared with RMB322.3 million for the same period of 2023.

Interest income was RMB75.2 million (US$10.3 million) for the fourth quarter of 2024, compared with RMB129.5 million for the same period of 2023, primarily due to a lower time deposit balance, which was mainly attributable to the special cash dividends paid in May 2024 and October 2024.

Impairment loss of investments was RMB151.1 million (US$20.7 million) for the fourth quarter of 2024, compared with RMB79.9 million for the same period of 2023, primarily due to the recognition of impairment charges on the Company’s investments attributable to the weak financial performance of certain investees.

Net loss attributable to HUYA Inc. was RMB172.2 million (US$23.6 million) for the fourth quarter of 2024, compared with RMB275.0 million for the same period of 2023.

Non-GAAP net income attributable to HUYA Inc. was RMB1.2 million (US$0.2 million) for the fourth quarter of 2024, compared with a non-GAAP net loss attributable to HUYA Inc. of RMB189.7 million for the same period of 2023.

Basic and diluted net loss per American depositary share (“ADS”) were each RMB0.75 (US$0.10) for the fourth quarter of 2024. Basic and diluted net loss per ADS were each RMB1.14 for the fourth quarter of 2023. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.01 (US$0.00) for the fourth quarter of 2024. Non-GAAP basic and diluted net loss per ADS were each RMB0.79 for the fourth quarter of 2023.

As of December 31, 2024, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB6,734.0 million (US$922.5 million), compared with RMB8,078.4 million as of September 30, 2024.

Fiscal Year 2024 Financial Results

Total net revenues were RMB6,079.1 million (US$832.8 million) for fiscal year 2024, compared with RMB6,994.3 million for the prior year.

Live streaming revenues were RMB4,745.2 million (US$650.1 million) for fiscal year 2024, compared with RMB6,450.8 million for the prior year, primarily due to the continued impact of the macroeconomic and industry environment and the Company’s proactive business adjustments in support of its strategic transformation and prudent operations.

Game-related services, advertising and other revenues were RMB1,333.9 million (US$182.7 million) for fiscal year 2024, compared with RMB543.5 million for the prior year, primarily due to increased revenues from game distribution and advertising services and in-game item sales, which were mainly attributable to the Company’s deepened cooperation with Tencent and other game companies.

Cost of revenues decreased by 14.7% to RMB5,269.7 million (US$721.9 million) for fiscal year 2024 from RMB6,179.1 million for the prior year, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth and server custody fees.

Revenue sharing fees and content costs decreased by 14.0% to RMB4,625.1 million (US$633.6 million) for fiscal year 2024 from RMB5,378.4 million for the prior year, primarily due to decreased live streaming revenue sharing fees associated with the decline in live streaming revenues as well as lower costs related to licensed e-sports content, partially offset by increased game-related services, advertising and other revenue sharing fees.

Bandwidth and server custody fees decreased by 34.2% to RMB237.4 million (US$32.5 million) for fiscal year 2024 from RMB360.7 million for the prior year, primarily due to continued technology and management enhancement efforts, as well as favorable pricing terms.

Gross profit was RMB809.5 million (US$110.9 million) for fiscal year 2024, compared with RMB815.2 million for the prior year. Gross margin was 13.3% for fiscal year 2024, compared with 11.7% for fiscal year 2023, primarily due to decreased bandwidth and server custody fees as a percentage of total net revenues, as well as decreased revenue sharing fees and content costs as a percentage of total net revenues.

Research and development expenses decreased by 11.4% to RMB512.6 million (US$70.2 million) for fiscal year 2024 from RMB578.6 million for the prior year, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 37.8% to RMB274.0 million (US$37.5 million) for fiscal year 2024 from RMB440.6 million for the prior year, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses decreased by 20.6% to RMB254.8 million (US$34.9 million) for fiscal year 2024 from RMB320.8 million for the prior year, primarily due to decreased personnel-related expenses, professional service fees and provisions.

Other income was RMB42.5 million (US$5.8 million) for fiscal year 2024, compared with RMB81.3 million for the prior year, primarily due to lower government subsidies and realized damages received in the third quarter of 2023 from a favorable outcome in a broadcaster-related lawsuit.

Operating loss was RMB189.6 million (US$26.0 million) for fiscal year 2024, compared with RMB443.6 million for the prior year.

Interest income was RMB391.4 million (US$53.6 million) for fiscal year 2024, compared with RMB479.7 million for the prior year, primarily due to a lower time deposit balance, which was mainly attributable to the special cash dividends paid in May 2024 and October 2024.

Impairment loss of investments was RMB232.5 million (US$31.8 million) for fiscal year 2024, compared with RMB225.8 million for the prior year, primarily due to the recognition of impairment charges on the Company’s investments attributable to weak financial performance of certain investees.

Net loss attributable to HUYA Inc. was RMB48.0 million (US$6.6 million) for fiscal year 2024, compared with RMB204.5 million for the prior year.

Non-GAAP net income attributable to HUYA Inc. was RMB268.8 million (US$36.8 million) for fiscal year 2024, compared with RMB119.1 million for the prior year.

Basic and diluted net loss per ADS were each RMB0.21 (US$0.03) for fiscal year 2024. Basic and diluted net loss per ADS were each RMB0.84 for fiscal year 2023.

Non-GAAP basic and diluted net income per ADS were RMB1.16 (US$0.16) and RMB1.15 (US$0.16), respectively, for fiscal year 2024. Non-GAAP basic and diluted net income per ADS were RMB0.49 and RMB0.48, respectively, for fiscal year 2023.

Net cash provided by operating activities was RMB94.3 million (US$12.9 million) for fiscal year 2024, compared with net cash used in operating activities of RMB32.1 million for fiscal year 2023.

2025-2027 Dividend Plan

The board of directors of the Company (the “Board”) has approved a cash dividend plan for the years 2025, 2026, and 2027 (the “2025-2027 Dividend Plan”) for the purpose of enhancing shareholder returns and optimizing the Company’s capital structure. The 2025-2027 Dividend Plan consists of a cash dividend to be paid in 2025 (the “2025 Cash Dividend”) and cash dividends currently expected to be paid in 2026 and 2027 (the “Expected 2026 and 2027 Dividends”).

The 2025 Cash Dividend will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on June 17, 2025, in U.S. dollars, in an amount of US$1.47 per ordinary share or US$1.47 per ADS. The total amount of cash to be distributed for the 2025 Cash Dividend is expected to be approximately US$340 million, which will be funded by surplus cash on the Company’s balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around June 30, 2025.

The Expected 2026 and 2027 Dividends consist of dividends in cash in the aggregate amount expected to be no less than US$30 million in 2026 and no less than US$30 million in 2027, to be paid to the holders of ordinary shares and ADSs of the Company. With respect to the Expected 2026 and 2027 Dividends, the Board reserves full discretion relating to the determination to make such dividend distributions and the amount, timing, and other specifics of such distributions, depending on the Company’s operations and earnings, cash flow, financial condition, capital requirements and applicable foreign exchange laws and regulations in China, and other factors that the Board may deem relevant.

The dividends to be paid under the 2025-2027 Dividend Plan to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

Extension of Share Repurchase Program

The Board authorized a share repurchase program in August 2023, under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. In August 2024, the Board authorized an extension of the expiry date of the share repurchase program to March 31, 2025. As of December 31, 2024, the Company had repurchased 19.1 million ADSs with a total aggregate consideration of US$63.6 million under this program. The Board has authorized another extension of the share repurchase program to March 31, 2026.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 6:00 a.m. U.S. Eastern Time on March 18, 2025 (6:00 p.m. Beijing/Hong Kong time on March 18, 2025), to review and discuss the Company’s business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[5]:	https://meeting.tencent.com/dw/Oi4kDZin2ViT
International:	https://voovmeeting.com/dw/Oi4kDZin2ViT

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

1 In December 2023, the Company acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million, the principal terms of which were previously disclosed. As a result of this business combination under common control, in accordance with ASC 805, Business Combinations, the Company has consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022. Accordingly, retrospective adjustments have been made to the Company’s consolidated historical financial information presented herein, reflecting the consolidation of this mobile application service provider. The Company does not believe the retrospective adjustments to the Company’s results to be material, as compared to the historical financial information previously presented. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent.

2 “Non-GAAP net (loss) income attributable to HUYA Inc.” is defined as net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

3 Refers to the average mobile monthly active users who accessed the Company’s domestic Huya Live platform and related services. Average mobile MAUs for any period is calculated by dividing (i) the sum of mobile active users for each month during such relevant period, by (ii) the number of months during such relevant period.

4 Refers to the sum of user accounts that purchased various products and services on the Company’s domestic Huya Live platform and related services at least once during such relevant period.

5 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating loss, non-GAAP net (loss) income attributable to HUYA Inc., non-GAAP net (loss) income attributable to ordinary shareholders, non-GAAP basic and diluted net (loss) income per ordinary shares, and non-GAAP basic and diluted net (loss) income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net (loss) income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net (loss) income attributable to ordinary shareholders is net (loss) income attributable to ordinary shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net (loss) income per ADS is non-GAAP net (loss) income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net (loss) income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) impairment loss of investments, and (iii) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) impairment loss of investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-Mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-Mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	511,973	1,188,911	162,880
Restricted cash	18,137	17,031	2,333
Short-term deposits	6,851,160	4,075,048	558,279
Accounts receivable, net	64,258	76,044	10,418
Prepaid assets and amounts due from related parties, net	148,648	207,565	28,436
Prepayments and other current assets, net	556,435	523,674	71,743

Total current assets	8,150,611	6,088,273	834,089

Non-current assets
Long-term deposits	2,553,293	1,470,000	201,389
Investments	751,844	440,790	60,388
Goodwill	456,976	463,796	63,540
Property and equipment, net	326,765	484,008	66,309
Intangible assets, net	161,739	153,190	20,987
Right-of-use assets, net	379,006	339,492	46,510
Prepayments and other non-current assets	144,120	128,262	17,572

Total non-current assets	4,773,743	3,479,538	476,695

Total assets	12,924,354	9,567,811	1,310,784

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	14,961	66,613	9,126
Advances from customers and deferred revenue	412,257	265,628	36,391
Income taxes payable	49,914	54,594	7,479
Accrued liabilities and other current liabilities	1,474,827	1,360,949	186,449
Amounts due to related parties	177,714	161,529	22,129
Lease liabilities due within one year	31,832	28,581	3,916

Total current liabilities	2,161,505	1,937,894	265,490

Non-current liabilities
Lease liabilities	48,069	20,047	2,746
Deferred tax liabilities	42,317	23,405	3,207
Deferred revenue	47,864	35,786	4,903

Total non-current liabilities	138,250	79,238	10,856

Total liabilities	2,299,755	2,017,132	276,346

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2023 and December 31, 2024, respectively; 82,696,852 and 74,845,398 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	61	52	7
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2023 and December 31, 2024, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	98	98	13
Treasury shares	(206,345)	(108,101)	(14,810)
Additional paid-in capital	12,000,100	8,866,492	1,214,704
Statutory reserves	122,429	122,429	16,773
Accumulated deficit	(2,052,336)	(2,100,291)	(287,739)
Accumulated other comprehensive income	760,592	770,000	105,490

Total shareholders’ equity	10,624,599	7,550,679	1,034,438

Total liabilities and shareholders’ equity	12,924,354	9,567,811	1,310,784

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2023*	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023*	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,343,463	1,127,499	1,124,188	154,013	6,450,782	4,745,195	650,089
Game-related services, advertising and others	186,349	410,160	371,639	50,914	543,546	1,333,920	182,746

Total net revenues	1,529,812	1,537,659	1,495,827	204,927	6,994,328	6,079,115	832,835

Cost of revenues(1)	(1,514,602)	(1,334,085)	(1,325,364)	(181,574)	(6,179,125)	(5,269,661)	(721,941)

Gross profit	15,210	203,574	170,463	23,353	815,203	809,454	110,894

Operating expenses(1)
Research and development expenses	(137,001)	(125,508)	(123,313)	(16,894)	(578,610)	(512,637)	(70,231)
Sales and marketing expenses	(113,342)	(73,330)	(62,798)	(8,603)	(440,605)	(274,049)	(37,545)
General and administrative expenses	(100,239)	(50,025)	(81,054)	(11,104)	(320,838)	(254,840)	(34,913)

Total operating expenses	(350,582)	(248,863)	(267,165)	(36,601)	(1,340,053)	(1,041,526)	(142,689)

Other income, net	13,105	12,958	4,010	549	81,258	42,496	5,822

Operating loss	(322,267)	(32,331)	(92,692)	(12,699)	(443,592)	(189,576)	(25,973)

Interest income	129,480	96,580	75,234	10,307	479,681	391,389	53,620
Impairment loss of investments	(79,911)	(36,298)	(151,089)	(20,699)	(225,800)	(232,466)	(31,848)
Foreign currency exchange gains (losses), net	2,224	(1,225)	(522)	(72)	(1,593)	(3,802)	(521)

(Loss) income before income tax expenses	(270,474)	26,726	(169,069)	(23,163)	(191,304)	(34,455)	(4,722)

Income tax expenses	(4,497)	(3,113)	(3,134)	(429)	(13,215)	(13,500)	(1,849)

Net (loss) income attributable to HUYA Inc.	(274,971)	23,613	(172,203)	(23,592)	(204,519)	(47,955)	(6,571)

Net (loss) income attributable to ordinary shareholders	(274,971)	23,613	(172,203)	(23,592)	(204,519)	(47,955)	(6,571)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2023*	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023*	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ADS**
—Basic	(1.14)	0.10	(0.75)	(0.10)	(0.84)	(0.21)	(0.03)
—Diluted	(1.14)	0.10	(0.75)	(0.10)	(0.84)	(0.21)	(0.03)
Net (loss) income per ordinary share
—Basic	(1.14)	0.10	(0.75)	(0.10)	(0.84)	(0.21)	(0.03)
—Diluted	(1.14)	0.10	(0.75)	(0.10)	(0.84)	(0.21)	(0.03)

Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	240,915,572	231,366,502	230,581,559	230,581,559	243,025,428	231,533,388	231,533,388
—Diluted	240,915,572	232,948,154	230,581,559	230,581,559	243,025,428	231,533,388	231,533,388

**	HUYA Inc. Unaudited Condensed Consolidated Statements of Operations have been retrospectively adjusted due to the business combination under common control as stated in the footnote 1 of this press release.

***	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023*	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	(17)	3,521	3,268	448	16,137	15,566	2,133
Research and development expenses	546	5,497	6,283	861	40,679	27,269	3,736
Sales and marketing expenses	248	171	164	22	2,842	1,147	157
General and administrative expenses	(393)	4,014	7,683	1,053	18,607	20,538	2,814

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2023*	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023*	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	15,210	203,574	170,463	23,353	815,203	809,454	110,894
Share-based compensation expenses allocated in cost of revenues	(17)	3,521	3,268	448	16,137	15,566	2,133

Non-GAAP gross profit	15,193	207,095	173,731	23,801	831,340	825,020	113,027

Operating loss	(322,267)	(32,331)	(92,692)	(12,699)	(443,592)	(189,576)	(25,973)
Share-based compensation expenses	384	13,203	17,398	2,384	78,265	64,520	8,840
Amortization of intangible assets from business acquisitions	5,965	5,937	5,964	817	23,570	23,772	3,257

Non-GAAP operating loss	(315,918)	(13,191)	(69,330)	(9,498)	(341,757)	(101,284)	(13,876)

Net (loss) income attributable to HUYA Inc.	(274,971)	23,613	(172,203)	(23,592)	(204,519)	(47,955)	(6,571)
Impairment loss of investments	79,911	36,298	151,089	20,699	225,800	232,466	31,848
Share-based compensation expenses	384	13,203	17,398	2,384	78,265	64,520	8,840
Amortization of intangible assets from business acquisitions, net of income taxes	4,951	4,928	4,950	678	19,563	19,731	2,703

Non-GAAP net (loss) income attributable to HUYA Inc.	(189,725)	78,042	1,234	169	119,109	268,762	36,820

Net (loss) income attributable to ordinary shareholders	(274,971)	23,613	(172,203)	(23,592)	(204,519)	(47,955)	(6,571)
Impairment loss of investments	79,911	36,298	151,089	20,699	225,800	232,466	31,848
Share-based compensation expenses	384	13,203	17,398	2,384	78,265	64,520	8,840
Amortization of intangible assets from business acquisitions, net of income taxes	4,951	4,928	4,950	678	19,563	19,731	2,703

Non-GAAP net (loss) income attributable to ordinary shareholders	(189,725)	78,042	1,234	169	119,109	268,762	36,820

Non-GAAP net (loss) income per ordinary share
—Basic	(0.79)	0.34	0.01	0.00	0.49	1.16	0.16
—Diluted	(0.79)	0.34	0.01	0.00	0.48	1.15	0.16

Non-GAAP net (loss) income per ADS
—Basic	(0.79)	0.34	0.01	0.00	0.49	1.16	0.16
—Diluted	(0.79)	0.34	0.01	0.00	0.48	1.15	0.16

Weighted average number of ADS used in calculating Non-GAAP net (loss) income per ADS
—Basic	240,915,572	231,366,502	230,581,559	230,581,559	243,025,428	231,533,388	231,533,388
—Diluted	240,915,572	232,948,154	232,217,347	232,217,347	245,753,234	233,875,454	233,875,454

*	HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results for three months ended December 31, 2023 and twelve months ended December 31, 2023 have been retrospectively adjusted due to the business combination under common control as stated in footnote 1 of this press release.